UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

(Amendment No. )*

Las Vegas Gaming, Inc.
(Name of Issuer)

Common Stock Series A
(Title of Class of Securities)

517674-10-7
(CUSIP Number)

January 29, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517674-10-7

1.	Names of Reporting Persons.
Jay Zidell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
USA

	5.	Sole Voting Power
Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by		892,156
Each
Reporting	7.	Sole Dispositive Power
Person With		0

	8.	Shared Dispositive Power
892,156

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
892,156

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.91%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 517674-10-7

1.	Names of Reporting Persons.
Triangle Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Oregon

	5.	Sole Voting Power
Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by		781,045
Each
Reporting	7.	Sole Dispositive Power
Person With		0

	8.	Shared Dispositive Power
781,045

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
781,045

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.17%

12.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 517674-10-7

1.	Names of Reporting Persons.
Triangle Holdings VI LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Oregon

	5.	Sole Voting Power
Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by		111,111
Each
Reporting	7.	Sole Dispositive Power
Person With		0

	8.	Shared Dispositive Power
111,111

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
111,111

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
.74%

12.	Type of Reporting Person (See Instructions)
OO

Item 1(a).	Name of Issuer

Las Vegas Gaming, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

4000 W. Ali Baba Lane, Ste. D
Las Vegas, NV 89118

Item 2(a).	Names of Persons Filing

Triangle Holdings LLC (“Triangle Holdings”)
Triangle Holdings VI LLC (“Triangle Holdings VI”)
Jay Zidell

Item 2(b).	Address of Principal Business Office, or if none, Residence

For all Reporting Persons:
3121 SW Moody Ave.
Portland, OR 97239

Item 2(c).	Citizenship or Place of Organization

Jay Zidell is a U.S. citizen and  Triangle Holdings and Triangle Holdings VI are limited liability companies formed under the laws of Oregon.

Item 2(d).	Title of Class of Securities

Common Stock Series A (“Common Stock”)

Item 2(e).	CUSIP NUMBER

517674-10-7

Item 3.	Type of Reporting Person

Inapplicable

Item 4.	Ownership

Triangle Holdings is the record owner of 781,045 shares of Common Stock of the Issuer and Triangle Holdings VI is the record owner of 111,111 shares of Common Stock of the Issuer, representing in the aggregate 5.91% of the outstanding Common Stock of the Issuer at March 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q.  Jay Zidell, as the manager, directs the voting and disposition with respect to 892,156 shares of Common Stock of the Issuer, representing all of the shares held by Triangle Holdings and Triangle Holdings VI.  The shares owned by the Reporting Persons as reported in this Schedule 13G do not include shares of Common Stock of the Issuer issuable upon conversion of shares of the Issuer’s Series E, Series F and Series G Convertible Preferred Stock held by Triangle Holdings VI, as the Certificates of Designation of the Series E, Series F and Series G Convertible Preferred Stock restrict holders from converting those shares into Common Stock if the holder would beneficially own more than 4.99% of the Issuer’s outstanding shares of Common Stock after the conversion.

Item 5.	Ownership of Five Percent or Less of a Class

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

The members of the group are Jay Zidell, Triangle Holdings and Triangle Holdings VI.

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TRIANGLE HOLDINGS LLC

June 8, 2009	By:	/s/ JAY ZIDELL
Jay Zidell, Manager

TRIANGLE HOLDINGS VI LLC

	By:	/s/ JAY ZIDELL
Jay Zidell, Manager

/s/ JAY ZIDELL
Jay Zidell